May 12, 2005

Thomas A. Jones, Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	IsoRay, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed April 27, 2006
File No. 333-129646

Dear Mr. Jones:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your April 20, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein.

We will need to raise additional capital, page 5

COMMENT 1:
Please refer to prior comment 8 and prior comment 19. Please expand the appropriate section to update the status of the shares issued to Mercatus. Also, update the table at the top of page on page 19, the last sentence of the first bullet on page 30 and the first full paragraph on page 33.

RESPONSE:
Shares issued to Mercatus are being held in escrow and are only issuable to Mercatus contingent on financing. As no financing was received, management intends to provide a ten day notice and request the return of the shares before this registration statement becomes effective. This has now been clarified on page 17. The table on page 19, the last sentence on page 30 and the first full paragraph on page 33 have been revised and updated.

Liquidity and Capital Resources, page 16

COMMENT 2:
Please refer to prior comment 14. Please expand the exhibit index to include the agreements, such as the agreements with Columbia River Bank. Also, tell us the status of the loans with Mr. Smith and HAEIFC. In addition, it does not appear that Exhibit 10.27 was filed. Please advise or revise.

RESPONSE:
We do not believe the agreements with Columbia River Bank are material and they have therefore not been filed. At present, they are not material to the business of the Company and there is nothing outstanding on the line of credit and only $50,000 outstanding on the Columbia River Bank loan. Mr. Smith’s loan was paid in full in December 2005 and the Company has not entered into any lending agreements with HAEIFC but there are pending negotiations. Exhibit 10.27 has now been filed.

Thomas Jones Senior Counsel
Divison of Corporate Finance

Cs-131 Manufacturing Process, page 30

COMMENT 3:	Please refer to prior comment 11. Please expand the disclosure to discuss sections 2.5 and 2.6 of the agreement. Also, tell us the status of the agreement referred to in Section 2.4.
RESPONSE:	We have revised the disclosure to discuss those sections on page 28. The additional agreement required in Section 2.4 has not been completed.
Customers, page 36
COMMENT 4:	Please refer to prior comment 21. Please quantify the percentage of your revenues from each of the customers.
RESPONSE:	We have quantified the percentage of revenues from the listed customers on page 33. These are the only customers with over ten percent (10%) of revenues for the indicated time period.
Directors, Executive Officers, page 40

COMMENT 5:	Please refer to prior comment 23. As to the description of Strategic Financial Services, please provide a more definitive quantification of revenues than “under $500,000.”
RESPONSE:	Without substantial effort on the part of Mr. Girard, he is unable to confirm this amount and we do not believe this amount is required by Item 401 of Regulation S-B.
COMMENT 6:	With regard to Ms. Mayfield:
▪ Clarify her business experience between August 2004 and December 2005
▪ explain the term “MD&D;”
▪ resolve the inconsistencies as to her dates of employment with Johnson&Johnson and as a “consultant.”
RESPONSE:	This description has been clarified on page 41.
COMMENT 7:	With respect to Mr. Smith, clarify in which business employment capacity he “managed a national sales force of over five hundred people.”
RESPONSE:	Mr. Smith had these responsibilities at CSI Leasing, Inc. and this has been clarified on page 40.
Executive Compensation, page 45

COMMENT 8:
Please refer to prior comments 25 and 26. Please revise the table of options exercised and outstanding to disclose outstanding options under the IsoRay Medical, Inc. plan(s) at June 30, 2005 that were assumed, continued or replaced, as disclosed under Equity Compensation Plans at page 46.

RESPONSE:	This table has been revised accordingly on page 42.

Thomas Jones Senior Counsel
Divison of Corporate Finance

Selling Shareholders, page 50

COMMENT 9:	Please refer to prior comment 29. As previously requested, please provide us with a copy of the requested table.
RESPONSE:	We have provided you with a copy of the requested table.
COMMENT 10:
Please refer to prior comment 31. Please revise to disclose each selling stockholder who is an affiliate of a broker-dealer purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. In addition, please tell us which affiliates were not able to make such a representation.

RESPONSE:	The shares were not purchased for resale but were granted as compensation and so no affiliates are able to make these representations.
Description of Securities, page 67

COMMENT 11:	Please tell us where you responded to the second sentence of prior comment 32. Also, discuss the warrants to purchase common stock for $6.00 per share.
RESPONSE:	We have now revised this discussion on pages 57 and 59.
COMMENT 12:
Please refer to prior comment 34. Please tell us the status of any preliminary plans or agreements to acquire IsoRay at the time of the reverse stock split. If there were no such preliminary plans or agreements to acquire IsoRay, then please tell us the reasons for the reverse stock split. Also, tell us how fractional shares were treated in the reverse stock split.

RESPONSE:
The reverse stock split occurred on April 29, 2005. A letter of intent to acquire IsoRay Medical, Inc. had been entered into on March 16, 2005. Management believed that there were so many contingencies needing to be satisfied that no Form 8-K was ever filed reflecting this informal letter of intent. The primary contingency was the raising of not less than $1 million and a "good faith" listing on the OTCBB, among other matters. In fact, it was not until May 27, 2005 when a definitive merger agreement was executed and very shortly thereafter the $1 million was raised.

Both the letter of intent and Merger Agreement reflected the proposed pricing terms providing for the Company’s existing investors to retain 18% of the combined companies. The 30 to 1 stock split enabled the Company to meet those pricing terms should a deal ultimately be consummated. The Company also intended to list its shares on the OTCBB and the split enabled it to obtain a valuation above that of a penny stock. Without the split its initial listing would have been below twenty cents per share. Regardless of whether the merger with IsoRay had been consummated, it was important that this split occur for listing on the OTCBB.

The letter of intent did not require the 30 to 1 stock split as a way to create a sufficient amount of shares to consummate the merger and this share requirement was not addressed by the letter of intent. In fact, if the stock split had been consummated for that purpose, it could have been completed at a ratio of 2 to 1 instead of 30 to 1. This large disparity indicates that this was not the purpose of the split.

Thomas Jones Senior Counsel
Divison of Corporate Finance

The Company had approximately 126 million shares available to issue or 63% of the total company. It only needed an additional 19% to meet the terms of the deal. This additional amount of shares could have been obtained through cancellation of shares owned by the majority shareholders of CPPC who controlled over 65% of the Company. A shareholder vote, even apart from the additional shares provided by the stock split, was unnecessary.

You should also be aware that the stock split was not necessary to make available the requisite number of shares needed to be registered in this offering. Less than 4 million shares or 120 million pre-split shares were received by IsoRay Medical holders pursuant to the Merger which are now included in this offering.

Fractional shares were paid in cash and this cash payment amounted to approximately $600.

COMMENT 13:	Please provide us with a legal analysis as to how the rights and preferences of the shareholders were not adversely affected. Also, tell us the basis for your statement that the statute clearly permits the board to act without shareholder approval. For example, could the board act without shareholder approval with a planned acquisition that would dilute the interests of present investors by 82%?

RESPONSE:	We believe the reverse split did not adversely affect the shareholders as explained in our response to Comment 12 above.
COMMENT 14:
Please provide us with a legal analysis as to the exemption from registration relied upon concerning the issuance of shares in connection with the July 2005 merger. Also, tell us why Item 26 does not include the issuance of shares in the July merger

RESPONSE:	The merger was completed pursuant to Rule 506 of Regulation D and § 4(2) with all shareholders completing a subscription agreement with risk factors. This has now been added to Item 26.

Warrants, page 68

COMMENT 15:	It appears the information in the second and third paragraphs is no longer applicable since you have eliminated registration of warrants. Please revise or advise.
RESPONSE:	This information has been deleted.
IsoRay, Inc. Financial Statements, page F-1

Thomas Jones Senior Counsel
Divison of Corporate Finance

General

COMMENT 16:
Please refer to our prior comment 38. We will be in a position to clear or reissue this comment once you have filed any revised periodic reports necessary based on our comments, including Form’s 8-K, Form 10-KSB and Form 10-QSB, and we have reviewed them.

RESPONSE:	Our amended 10-KSB was filed on May 9, 2006, our amended 10-QSB for the quarter ended December 31, 2005 was filed on May 12, 2006, and we expect to file our other amended reports shortly.
Note G- Related Party Transactions, page F-11

COMMENT 17:
Please refer to our prior comment 41. We will be in a position to clear or reissue this comment once you have filed an Item 4.02 Form 8-K and we have reviewed it. Please be advised that Item 4.02 requires the company to file a Form 8-K when the board of directors, a committee of the board of directors or an authorized officer if board action is not required, concludes that any of the company’s previously issued financial statements should no longer be relied upon because of an error in such financial statements. Upon such determination the company is to file a Form 8-K within 4 business days of the triggering event. Please advise us as to when the company plans to file the Form 8-K. We refer you to SEC Release 33-8400.

RESPONSE:	We filed a Form 8-K under Item 4.02 on May 9, 2006.
IsoRay, Inc Consolidated Balance Sheets, page F-21

COMMENT 18:
Please refer to our prior comment 42. It appears to us the June 30, 2005 amounts on page F-21 are those of the former IsoRay (see page F-3) but should be those of former Medical (see page F-32). Tell us why the comparative June 30, 2005 balance sheet currently at page F-21 is appropriate or revise the financial statement to agree with the June 30, 2005 balance sheet presented at page F-32. We may have further comments on this matter after reviewing your response and revisions, if any, to your filings.

RESPONSE:	We acknowledge that the June 30, 3005 amounts on the balance sheet should be those of IsoRay Medical, Inc. instead of IsoRay, Inc. and have revised the filing accordingly.

Revenue Recognition, page F-26

COMMENT 19:
Please refer to our comment 43. We noted your response, but continue to believe that your disclosure in the note to the financial statements is too vague. Please revise your disclosure to enhance your discussion to confirm that you recognize revenue in accordance with SAB 104 and a discussion of any allowances for returns, warranties and any other significant terms maintained with customers. Please be advised that it is preferred that you include disclosure that is specific to the company’s revenue recognition policies and procedures, rather than general statements such as “in general, the company recognizes revenue related to product sales when persuasive evidence of an arrangement exists, shipment has occurred, the fee is fixed or determinable and collectibility is reasonably ensured.” If you do include this disclosure, also discuss those instances when you recognize revenue that is outside these parameters.

RESPONSE:	We have revised the revenue recognition footnote on page F-24 to address your concerns.

Thomas Jones Senior Counsel
Divison of Corporate Finance

Item 27. Exhibits

COMMENT 20:
Please be advised that comments on the confidential treatment request regarding Exhibit 10.26 will be issued in a separate letter. Also, revise the exhibit index to clarify that you have requested confidential treatment for Exhibit 10.22. Please be advised that we may have comments on the application for Exhibit 1.22. The confidential treatment requests will need to be resolved prior to effectiveness of the registration statement.

RESPONSE:	We have revised the exhibit index as requested.
Item 28. Undertakings

COMMENT 21:	Please refer to prior comment 47. Please include the undertaking required by Regulation S-B Item 512(a)(4) and Item 512(g).
RESPONSE:	We have added the undertakings required by Item 512(a)(4) and 512(g).
Form 10-QSB for the quarter ended December 30, 2005

Item 3. Controls and Procedures, page 14

COMMENT 22:
Please refer to our prior comment 48. We will be in a position to clear or reissue this comment once you have filed any revised periodic reports necessary based on our comments, including, Form 10-KSB and Form 10-QSB, and we have reviewed them.

RESPONSE:	We will address this comment in our amended reports

    Should you have any questions concerning this Response Letter, please contact me at (509)375-1202.

Very truly yours,

                                                                                                                /s/ Roger E.Girard
                                                                                                                Roger E. Girard
                                                                                                                Chief Executive Officer

 cc:    Stephen Boatwright, Esq., Keller Rohrback, PLC
  Mike DeCoria, CPA, DeCoria, Maichel & Teague, PS
  Scott Hatfield, CPA, S.W. Hatfield, CPA